Securities and Exchange Commission

February 11, 2014

March 6, 2014

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-0404

Attn:	Mr. Daniel L. Gordon
Mr. Jorge Bonilla

	Re:	Innovaro, Inc.
Form 10-K for the year ended December 31, 2012 and Form 10-Q for the quarter ended September 30, 2013
File No. 001-15941

Dear Messrs. Gordon and Bonilla:

Innovaro, Inc. (the “Company”) hereby submits its responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter dated February 11, 2014 (the “Comment Letter”) pertaining to the above-referenced periodic reports of the Company. Please note that each of the Staff’s comments are numbered below to correspond with the order in which they appeared in the Comment Letter.

Form 10-K for the Year Ended December 31, 2012

1.      Comment:

Please amend your Form 10-K/A to include new Section 302 certifications, not just the revised Item 307.

Response: We have amended the Form 10-K/A to include new Section 302 certifications, not just the revised Item 307

Form 10-Q for the Quarterly Period Ended September 30, 2013

Note 1. Basis of Presentation, page 7

2.      Comment:

Securities and Exchange Commission

February 11, 2014

Please disclose in future filings how you determined that this receivable is collectible and how you determined the value of the marketable securities which collateralize the note receivable. Also, disclose that these securities are assigned as collateral for a first lien on a bank debt to another entity, and your inability to obtain information of the terms and current status of this bank debt.

Response:

The Company will disclose in future filings how we determined that this receivable is collectible and how we determined the value of the marketable securities which collateralize the note receivable. We will also disclose that these securities are assigned as collateral for a first lien on a bank debt to another entity, and our inability to obtain information of the terms and current status of this bank debt.

*         *         *

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the above referenced filings. The Company further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or want to discuss any of the Company’s responses, please call me at 813.754.4300.

Sincerely,

/S/ Carole R. Wright

Carole R. Wright

Chief Financial Officer